[PARADIGM GRAPHIC]


CONTACTS:
BRIAN W. BERMAN, CFO                                STEVEN CURTIS
PARADIGM GEOPHYSICAL LTD.                           RUDER FINN, INC.
Phone: +972-9-970-9339                              Phone: +1-212-593-6319
Fax: +972-9-970-9319                                Fax: +1-212-715-1660
Email: brian@paradigmgeo.com                        Email: curtiss@ruderfinn.com

                         PARADIGM GEOPHYSICAL ANNOUNCES
                      SECOND QUARTER AND FIRST HALF RESULTS
               COMPANY ACHIEVES HIGHEST QUARTERLY REVENUES TO DATE

Herzlia, Israel, July 28, 1999 - Paradigm Geophysical (NASDAQ: PGEO) today announced operating results for the second quarter and six months ended June 30, 1999. Net revenues for the second quarter were $13.5 million, a 22 percent increase over the $11.0 million in net revenues recorded in the second quarter ended June 30, 1998, and a 16 percent increase over net revenues of $11.6 million in the first quarter ended March 31,1999. Net income for the second quarter was $113,000, compared with breakeven results (before other expenses) in the first quarter of 1999. Fully diluted earnings per share for the second quarter were $0.01, compared with $0.12 for the second quarter of 1998, and a net loss per share of ($0.35) for the first quarter of 1999.

For the six months ended June 30, 1999, the Company reported net revenues of $25.1 million, a 15 percent increase compared with net revenues of $21.9 million in the same period last year. The Company reported a net loss for the period of ($3.6) million as compared with net income of $1.6 million for the six months ended June 30, 1998. Loss per share for the first half of 1999 was ($0.31) compared with fully diluted earnings per share of $0.20 in the first half of 1998. The half-year loss was due principally to one-time charges for other expenses pertaining to the acquisition of the Petroleum Technology division of Mincom (PTM) and related corporate restructuring during the first quarter ended March 31, 1999.

MANAGEMENT COMMENTS

Eldad Weiss, Paradigm's President and CEO, noted: "Paradigm achieved its highest-ever quarterly revenues during the second quarter, despite a market recovery that began only in the last weeks of the quarter. We recorded a 32 percent increase in product sales (excluding revenues from the large turnkey project) and a 27 percent increase in service revenues over first quarter 1999 levels."

He continued: "Paradigm is today recognized as a key player in oil field software and data management, a $1.2 billion market in 1998, according to recent industry estimates. We believe this market is driven by the need to lower total field-life costs and improve reservoir recovery rates. In order to capitalize on this opportunity, we plan to continue our investment program in new products and infrastructure over the intermediate term. Our goal is to expand our infrastructure to serve the market with a broad spectrum of products in 2000 and beyond."

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"In the next 12 to 18 months, Paradigm plans to release innovative geological interpretation and reservoir management tools leveraged on our existing software suites. All of our products share a common theme - lowering costs and increasing efficiency in oil and gas exploration and production using a common geoscience model base."

"As a complete solutions provider, Paradigm continues to leverage its software with high-end data processing services. In response to increased demand this quarter, we have further expanded our super-computing capacity in Houston, giving Paradigm new levels of productivity and shorter delivery times for its high-end computer intensive applications. This expanded facility already is working to full capacity."

SUMMARY OF RESULTS

Product sales, excluding revenues from the turnkey project (announced in March
1999), reached $5.2 million, an increase of 67 percent compared with product sales revenues of $3.1 million in the first quarter ended March 31,1999.

Maintenance and support revenues during the second quarter totaled $3.8 million, an increase of 31 percent compared with first quarter ended March 31, 1999 maintenance and sales revenues of $2.9 million, and 52 percent higher than the $2.5 million level reached in the second quarter ended June 30, 1998. The Company attributes this improvement to the depth and stability of its installed base. Data processing and interpretation services revenues increased 25 percent, to $2.5 million, compared with $2.0 million for the first quarter of 1999, and 38 percent over second quarter 1998 levels of $1.8 million. The increase in data processing and interpretation services revenues is due primarily to the Company's strong performance in the Houston data processing services market.

Gross profit at $7.4 million was the same as in the second quarter of 1998, and 21 percent higher than in the first quarter of 1999, when gross profit was $6.1 million. Gross profit in the second quarter of 1999 was 55 percent of revenues, compared with 53 percent of revenues in the first quarter of 1999 and 68 percent of revenues in the second quarter of 1998. The decline in gross profit in the second quarter of 1999, as compared with the same period in 1998, was due largely to the change in the cost of goods mix resulting from the lower gross margin for the large turnkey project.

Operating expenses for the second quarter were $7.2 million, 22 percent higher than first quarter 1999 operating expense levels of $5.9 million (before other expenses) and 20 percent higher than second quarter 1998 operating expenses of $6.0 million. The increase reflects the impact of the Company's recent acquisitions and its decision to continue prudent investment levels in research and development and market infrastructure.

Brian Berman, Paradigm's CFO, noted: "During the second quarter we continued our policy of tight cost controls, mindful of the increased expenses from our recent acquisitions, and our investment program to expand our product offerings and our infrastructure to serve the market in 2000 and beyond."

Unaudited results as of June 30, 1999 are on the pages following.

Paradigm files electronically with the Securities and Exchange Commission (SEC) on EDGAR. The Company's current form 20-F was filed with the SEC on June 30, 1999.

Paradigm has recently published its 1998 Annual Report, which is being mailed to shareholders and the investment community. Copies are available on request to info@paradigmgeo.com or fax (212) 715-1660.

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"Paradigm Geophysical[R]" is the registered trademark, and Geolog[TM] is a trademark of Paradigm Geophysical Ltd.

Recent press announcements, and previous quarters' financial results are available on Paradigm's web site: www.paradigmgeo.com.


Safe Harbor statement: This news release may contain certain forward-looking statements relating to the future performance of Paradigm Geophysical Ltd. Such statements are subject to certain factors which may cause Paradigm's plans to differ or results to vary from those expected including the risks associated with the impact of competitive products and pricing, increased investment to support product introductions, market acceptance of products, product transitions by the Company and its competitors, currency fluctuations, changes in product sales mix, and a variety of risks described in the Company's filings with the U.S. Securities and Exchange Commission. Paradigm undertakes no obligation to publicize or release results of any of these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.


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                   PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

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U.S. dollars in thousands

                                                                            December 31,    June 30,
                                                                              1998            1999
                                                                             -------        ---------
                                                                             Audited        Unaudited
                                                                             -------        ---------
       ASSETS
CURRENT ASSETS:

Cash and cash equivalents                                                   $  3,463       $  9,316
Trade receivables (net of allowance for doubtful accounts
-- $ 1,301 and $ 874 in 1998 and 1999, respectively,
including unbilled amounts of $ 3,273 in 1998 and $ 8,474
in 1999)                                                                      20,233         25,505

Other receivables and prepaid expenses                                         2,470          3,853
                                                                            --------       --------

Total current assets                                                          26,166         38,674
                                                                            --------       --------

SEVERANCE PAY FUNDS                                                              605          1,031
                                                                            --------       --------

FIXED ASSETS:

Cost                                                                          14,997         18,475
Less - accumulated depreciation                                               (5,738)        (7,590)
                                                                            --------       --------

                                                                               9,259         10,885
                                                                            --------       --------

OTHER ASSETS , NET                                                            10,105         16,230
                                                                            --------       --------

                                                                            $ 46,135       $ 66,820
                                                                            ========       ========





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                   PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

-------------------------------------------------------------------
U.S. dollars in thousands

                                                                       December 31,    June 30,
                                                                         1998            1999
                                                                        -------        ---------
                                                                        Audited        Unaudited
                                                                        -------        ---------
                 LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:

Short-term bank credit                                                 $  1,778       $     10
Current maturities of long-term bank loans                                  450          1,298
Trade payables and other payables                                        11,794         14,524
Deferred revenues                                                         3,674          6,951
                                                                       --------       --------

Total current liabilities                                                17,696         22,783
                                                                       --------       --------

LONG-TERM BANK LOANS                                                         39          5,445
                                                                       --------       --------

ACCRUED SEVERANCE PAY                                                     1,151          2,207
                                                                       --------       --------

DEFERRED TAX LIABILITY                                                      552            495
                                                                       --------       --------

SHAREHOLDERS' EQUITY:
Share capital -

    Authorized: 18,000,000 Ordinary Shares of NIS 0.5 par value;
    at December 31, 1998 and 20,000,000 at June 30, 1999. Issued
    and outstanding: 10,514,484 and 13,026,336 Ordinary Shares of
    NIS 0.5 par value at December 31, 1998 and at June 30, 1999
    respectively                                                          1,758          2,064

Additional paid-in capital                                               39,236         51,956
Accumulated other comprehensive (loss)                                     (742)        (1,016)
Accumulated deficit                                                     (13,555)       (17,114)
                                                                       --------       --------

Total shareholders' equity                                               26,697         35,890
                                                                       --------       --------

                                                                       $ 46,135       $ 66,820
                                                                       ========       ========


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                   PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

--------------------------------------------------------------------------------
U.S. dollars in thousands (except for per share data)

                                                                  Three months                 Six months ended
                                                Year ended     ------------------            ------------------
                                                   1998        1998          1999            1998          1999
                                                   ----        ----          ----            ----          ----
                                                  Audited                         Unaudited
                                                  -------    -----------------------------------------------------
Revenues:
  Product sales                                   $ 27,491   $  6,657       $  7,155       $ 13,146       $ 13,906
  Maintenance and support                           10,583      2,514          3,835          5,232          6,716
   Data processing and interpretation services       7,288      1,849          2,523          3,561          4,502
                                                  --------   --------       --------       --------       --------

                                                    45,362     11,020         13,513         21,939         25,124
                                                  --------   --------       --------       --------       --------
Cost of revenues:

  Product sales                                      5,479      1,297          2,911          2,883          5,648
  Maintenance and support                            5,783      1,344          1,574          2,697          3,094
  Data processing and interpretation services        4,108        937          1,623          1,798          2,879
                                                  --------   --------       --------       --------       --------

                                                    15,370      3,578          6,108          7,378         11,621
                                                  --------   --------       --------       --------       --------

Gross profit                                        29,992      7,442          7,405         14,561         13,503
                                                  --------   --------       --------       --------       --------

Operating expenses:

  Research and development, net                      8,061      1,941          2,538          3,990          4,704
  Selling and marketing, net                         9,642      2,297          2,876          4,525          5,157
  General and administrative                         6,720      1,776          1,788          3,673          3,251
  Other expenses                                        --         --             --             --          3,705
                                                  --------   --------       --------       --------       --------

Total operating expenses                            24,423      6,014          7,202         12,188         16,817
                                                  --------   --------       --------       --------       --------

Operating income (loss)                              5,569      1,428            203          2,373         (3,314)
                                                  --------   --------       --------       --------       --------

Financial expenses, net                               (661)      (295)           (90)          (709)          (245)
                                                  --------   --------       --------       --------       --------

Income (loss) before taxes on income                 4,908      1,133            113          1,664         (3,559)

Taxes on income                                       (356)       (90)            --            (90)            --
                                                  --------   --------       --------       --------       --------

Net income (loss) for the period                  $  4,552   $  1,043       $    113       $  1,574       $ (3,559)
                                                  ========   ========       ========       ========       ========

Basic income (loss) per share                     $   0.66   $   0.26       $   0.01       $   0.50       $  (0.31)
                                                  ========   ========       ========       ========       ========
Number of shares used in computing basic
income (loss) per share                              6,850      3,945         12,215          3,137         11,369
                                                  ========   ========       ========       ========       ========

Diluted income (loss)per share                    $   0.49   $   0.12       $   0.01       $   0.20       $  (0.31)
                                                  ========   ========       ========       ========       ========

Number of shares used in computing diluted
income (loss) per share                              9,306      8,357         12,533          8,019         11,369
                                                  ========   ========       ========       ========       ========
                                                                             ###

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